                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 March 11, 2005

                         Commission File Number: 0-22346


                                 HOLLINGER INC.
                 (Translation of registrant's name into English)

                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [ ]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes [ ]    No [X]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                  EXHIBIT LIST

Exhibit    Description
-------    -----------
99.1       Notice of Special Meeting and Management Proxy Circular, dated March
           4, 2005, in connection with the Special Meeting of the Holders of
           Retractable Common Shares and Series II Preference Shares to be held on March 31, 2005.

99.2       Form of Proxy for Retractable Common Shares.

99.3       Form of Proxy for Series II Preference Shares.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 11, 2005

                                            HOLLINGER INC.



                                            By /s/ Peter G. White
                                               ---------------------------------
                                               Name:  Peter G. White
                                               Title: Vice President, Operations
                                                      and Secretary